June 8, 2005

      Mail Stop 4561

Mr. Graham Alexander
Rancho Santa Monica Developments Inc.
3104 Sunnyhurst Road
North Vancouver, British Columbia
Canada V7K 2G3


Re:	Rancho Santa Monica Developments Inc.
      Amendment No. 2 to Form SB-2
      File No. 333-122375

Dear Mr. Alexander:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Risk Factors, page 6
We have yet to attain profitable operations and because we will need additional financing to fund the development of our property, our accountants believe there is substantial doubt about our ability to continue as a going concern, page 6
1. We have reviewed your revisions in response to Comment 2 from our last comment letter, and we-re-issue the comment, in part. Please revise your risk factor discussion to provide investors with a full picture of your ability to fund, with your existing cash, the development of the property as well as all other required expenditures in order to commence generating revenues from your property. In connection with this, please disclose the offering costs that you are required to pay. In addition, to the extent you will be required to incur marketing and other costs prior to renting out this property, please disclose these costs. Further, we note that you do not expect to receive the necessary permits in order to continue construction on the property until August 2005. Please disclose the consulting costs that will need to be paid out during this time frame prior to the completion of the property as well as the monthly payments made since February 28, 2005.
2. We note your statement that, as of the date of this prospectus, you have $35,099 in cash. This number appears to be derived from your unaudited interim financial statements, dated February 28, 2005.
In light of the $1,000 in monthly consulting payments made to your executive officers, please revise to disclose that this figure is based on your interim financials dated February 28, 2005, or provide a more recent figure that takes into account these, and any other payments.
Environmental and Other Regulations May Have An Adverse Effect On
Our
Business, page 7
3. In this risk factor, you state that you "are not required to pay for any of the costs relating to the regularization permit." On page
27, you note that you anticipate costs of $5,000 over the next 3-6 months, which include costs to obtain all necessary regulatory approvals. Please advise us if there are any regulatory approvals that you require other than the regularization permits.

Description of Business, page 21

Acquisition of Solidaridad Property, page 22
4. You state in your response to Comment 11 that you presently do not have any written agreements with your third party contractors to provide management, maintenance and septic services to the apartment units on the adjoining party. Please revise this section to note this fact.

Management`s Discussion and Analysis or Plan of Operation, page 26

Plan of Operation, page 26
5. You state that you "expect to receive a commission from the rental of these units on behalf of the owners of the units and intend to advertise through various media including brochures, internet, and presentations by its principals." Please revise to indicate whether you have a binding agreement with the owners, and if yes, the terms of the agreement. If not, please disclose the basis for your belief that you will receive commissions from the owners.


6. We refer to your table on page 27 that shows $4,800 over the next twelve months in "Contractor Fees." Per your disclosure elsewhere in the registration statement, it appears that the contractor fees will increase to $600 per month once construction of the apartments is completed. It is not clear why you are not including these additional fees. Please revise or advise.

Revenue, page 28
7. We note your response to Comment 34 and the survey conducted by management that was provided to us. After reviewing this material, we do not agree that the survey provides a reasonable basis for the projections of future occupancy rates that you have included in this section. Item 10(d) of Regulation S-B allows projections only if they are supported by a reasonable basis. In light of the fact that the survey conducted by management covers only occupancy rates for a single day, it does not appear to be a reliable indicator of future occupancy rates. In addition, there is no corresponding discussion of what resorts were interviewed and whether the other resorts compare favorably or negatively in size, location or amenities to your proposed property. Therefore, please remove your disclosure regarding projected occupancy rates and corresponding revenues and expenditures based on these occupancy rates or provide us with additional material to support your projections.

Where you can find more information, page 37
8. Please revise to note that the public reference room has relocated to Room 1580, 100 F Street NE, Washington D.C. 20549.

Financial Statements

General
9. Please continue to monitor the updating requirements of Item
310(g) of Regulation S-B.

Note 2. Significant Accounting Policies

h) Foreign Currency Translation, page F-9

10. Your response to our prior comment 18 and the related revision to note 2h does not address clearly and completely our request. Revise the footnote to distinguish between your accounting for foreign currency translation adjustments (paragraph 13 of SFAS 52) and your accounting for gains or losses resulting from foreign currency transactions (paragraph 15 of SFAS 52). Also, given that the U.S. dollar is both your functional and reporting currency, refer to paragraph 13 of SFAS 52 and tell us why you believe the disclosures in items i, ii and iii of note 2h are applicable to your financial statements.
Other

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	You may contact Robert Telewicz, Accountant, at (202) 551-
3414
or Jorge Bonilla, Senior Accountant, at (202) 551-3414 if you have questions regarding comments on the financial statements and related matters. Please contact David Roberts, Staff Attorney, at (202) 551-
3856 or the undersigned at (202) 551-3694 with any other questions.

      Sincerely,



      Owen Pinkerton
      Senior Counsel

cc:	Stephen O`Neil, Esq. (via facsimile)

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Graham Alexander
Rancho Santa Monica Developments Inc.
June 8, 2005
Page 1